Exhibit 99.1

Draganfly CEO Cameron Chell Chosen to Present at Peter Diamandis’ Abundance360 Summit

2023 faculty include Founder Peter Diamandis, Tony Robbins, will.i.am, Andrew Ng and Jacqueline Novogratz.

Los Angeles, CA. March 21, 2023 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), award-winning, industry-leading drone solutions, and systems developer, announced today that CEO Cameron Chell has been chosen to present at Abundance360’s annual conference, March 20 – 23 in Los Angeles.

Each year at the A360 Summit, three presenters are selected to present their “Moonshot” to the audience of thought leaders, financiers, technologists, and futurists. Chell will present his Moonshot: “Creating the Internet of Drones to Serve Global Humanitarian Needs.”

Abundance360 (A360) is an entrepreneurial community that brings together a curated global community of entrepreneurs, executives, and investors committed to understanding and leveraging exponential technologies to transform their businesses. The A360 Summit aims to provide entrepreneurs with the approach of what happens when you shoot for 10x vs. 10% growth.

2023 faculty include founder Peter Diamandis, business strategist Tony Robbins, tech entrepreneur will.i.am, Andrew Ng, founder of DeepLearning.AI and Jacqueline Novogratz, founder and CEO, Acumen.

“I am incredibly humbled by the opportunity to speak alongside and in front of such an esteemed group,” said Chell. “Drones can do so many things so efficiently including acquiring data and saving lives. At Draganfly, we are deeply passionate about data-driven AI humanitarianism. I look forward to presenting the Global DroneAid Moonshot; Creating the Internet of Drones to Serve Global Humanitarian Needs.”

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 22 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.
For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro, or https://www.boerse-frankfurt.de/aktie/draganfly-inc.

Media Contact

Arian Hopkins
email: media@draganfly.com

Company Contact

Email: info@draganfly.com